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October 13, 2017

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street N.E. Washington, D.C. 20549 Attention: Gus Rodriguez

Re:	LendingTree, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 28, 2017
Form 10-Q for Fiscal Quarter Ended June 30, 2017
Filed July 28, 2017
File No. 001-34063

Dear Mr. Rodriguez:
We are submitting this letter at the request and on behalf of LendingTree, Inc. (the “Company”) in response to comments contained in the letter dated September 21, 2017 (the “Letter”), from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Gabriel Dalporto, Chief Financial Officer of the Company, with respect to certain of the Company’s reports. Factual statements made in this letter are made on the basis of information provided to us by the Company.
The responses set forth below have been organized in the same manner in which the Commission’s comments were organized.
Form 10-Q for the Quarter Ended June 30, 2017
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.
We note your response to prior comment 1. Given that the company targets the selling and marketing spend for various product types, please tell us the amount of selling and marketing expenses incurred separately on both mortgage and non-mortgage products (i.e. in the aggregate for each revenue product) for each period presented.

RESPONSE:
The Company has provided the requested information supplementally in accordance with Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. The Company is also requesting confidential treatment of such supplemental information in accordance with the Freedom of Information Act and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83).

2.
Please tell us the nature of the fees paid for consumer inquiries, which are considered to be selling and marketing expenses and not a cost of sale, as well as, the amounts paid in each of the interim and periods presented. Please also tell us the amount of fees, if any, paid to your two largest revenue providers (loanDepot LLC and Quicken Loans).

RESPONSE:
The Company’s selling and marketing expense consists primarily of advertising and promotional expenditures and compensation and other employee-related costs (including stock-based compensation) for personnel engaged in sales or marketing functions. Advertising and promotional expense is the largest component of selling and marketing expense, and the Company discloses in its periodic filings a breakdown of advertising and promotional expense among online, broadcast and other channels. The Company pays for online advertising and promotion, the largest category of advertising and promotional expense, through a variety of payment models including: fixed cost per placement, cost per thousand (CPM), cost per click (CPC), cost per call (CPCall), cost per completed lead (CPL), cost per acquisition (CPA), cost per funded loan (CPFL), and various types of revenue sharing arrangements. The Company adjusts these payment models dynamically and does not report or analyze expenditures by payment model.
The reference in Management’s Discussion and Analysis of Financial Condition and Results of Operations to fees paid for consumer inquiries refers generally to certain payment models within advertising and promotional expense that involve payment per consumer inquiry. However, the Company does not categorize payment models as those that do or do not involve fees paid for consumer inquiries. Accordingly, the Company is not able to quantify amounts paid for consumer inquiries. Upon re-review of this disclosure, the Company has determined to revise future filings to omit the reference to fees paid for consumer inquiries and describe selling and marketing expenses as consisting primarily of advertising and promotional expenditures and compensation and other employee-related costs (including stock-based compensation) for personnel engaged in sales or marketing functions.
The Company does not pay any fees to either loanDepot LLC and Quicken Loans.
* * *
Please address future communication to the Company regarding the captioned matters as follows, with a copy to the undersigned:
Mr. J.D. Moriarty
Chief Financial Officer
LendingTree, Inc.
11115 Rushmore Drive
Charlotte, North Carolina 28277
JD.Moriarty@lendingtree.com

If you require additional information, please telephone the undersigned at (858) 720-8943.
Very truly yours,

/s/ John D. Tishler

John D. Tishler
for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

cc: J.D. Moriarty